

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

<u>Via E-mail</u>
Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

   Re: **Bed Bath & Beyond Inc.**
      Form 10-K for Fiscal Year Ended February 26, 2011
      Filed April 26, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed May 25, 2011
      File No. 000-20214

Dear Mr. Temares:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Catherine T. Brown for

            Mara L. Ransom
            Assistant Director

cc: Christine Heider
   Robyn D'Elia